

August 6, 2024

Bryan Mittelman
Chief Financial Officer
Middleby Corp
1400 Toastmaster Drive
Elgin, IL 60120

     Re: Middleby Corp
         Form 10-K for the Year Ended December 30, 2023
         Filed on February 28, 2024
         Form 8-K Dated May 8, 2024
         Filed on May 8, 2024
         File No. 001-09973

Dear Bryan Mittelman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology